FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 31, 2012

REVISION OF FORECAST OF CONSOLIDATED OPERATING RESULTS, EXPECTED DIVIDENDS AND
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                       ANNOUNCEMENT OF IMPAIRMENT LOSSES
                       ---------------------------------

Ricoh announces revision of forecast of consolidated operating results for the fiscal year ending March 31, 2012 and of expected dividends, initially projected in the second quarter report dated on October 28, 2011, as follows.

1. Revision of forecast of Ricoh's consolidated operating results for the fiscal year ending March 31, 2012 (from April 1, 2011 to March 31, 2012)

(Billions of yen)

                                                                                                           Net income
                                                                                             Net income      (loss)
                                                                                               (loss)    attributable to
                                                                                            attributable      Ricoh
                                                                    Operating Income (loss)   to Ricoh    Company Ltd.
                                                                     income   before income   Company     shareholders
                                                          Net sales  (loss)       taxes         Ltd.     per share (yen)
                                                          --------- --------- ------------- ------------ ---------------
Forecast announced in October 2011 (A)...................  1,950.0     37.0        26.5         10.0          13.78
Current forecast (B).....................................  1,900.0    -18.0       -33.0        -46.0         -63.40
Increase/decrease (B-A)..................................    -50.0    -55.0       -59.5        -56.0         -77.18
Increase/decrease (%)....................................     -2.6%      --          --           --             --
(Reference) Results for fiscal year ended March 31, 2011.  1,942.0     60.1        45.4         19.6          27.08

2. Background of revision

   a. Lower forecast due to global market downturn and other effect from business environment

       Net sales will be lower than last forecast due to the global market downturn and floods in Thailand.

   b. Recognition of impairment losses for goodwill and long-lived assets

       Ricoh recognized impairment losses for goodwill in amount of 27.4 billion yen and long-lived assets in amount of 9.5 billion yen for Production Printing business according to U.S. Generally Accepted Accounting Principles (U.S. GAAP). These impairment losses are presented in "Selling, general and administrative expenses" in consolidated statements of income. Please refer to "4. Impairment of Goodwill of Production Printing business" for more details.

   c. Recognition of impairment losses for available-for-sale securities

       Ricoh recognized impairment losses for available-for-sale securities due to other-than-temporary decline in stock prices in amount of 4.9 billion yen according to U.S. GAAP. These impairment losses are presented in "Other, net" of "Other (income) expenses" in consolidated statements of income.

   d. Decrease of deferred tax assets due to changes of effective tax rate

       Ricoh re-measured deferred tax assets and liabilities based on new effective tax rates due to new laws proclaimed by the Japanese government on December 2, 2011. As a result, "Provision for income taxes" in consolidated statements of income increased by 7.2 billion yen in the third quarter ended December 31, 2011.

3. Revision of expected dividends

   We have announced of year end dividends in amount of 16.5 yen per share, and
   33.0 yen per share in total adding interim dividend already paid in December 2011. However, we regrettably revise our forecast of year end dividends to
   8.5 yen per share considering forecasted net losses for the fiscal year.

4. Impairment of Goodwill for Production Printing business

   In accordance with U.S. GAAP, Ricoh performs an annual impairment test of goodwill at December 31, which is the annual goodwill impairment test date, instead of amortizing goodwill.

   U.S. GAAP requires a company to evaluate fair value of each reporting unit including goodwill. In addition, a company is required to perform a reconciliation of the aggregate fair value of reporting units and market capitalization at the goodwill impairment test date.

   The annual goodwill impairment test has not been completed yet. However, we considered it is probable that the goodwill assigned to Production Printing reporting unit is impaired, due to decline of Ricoh's market capitalization. As such, we recognized the best estimate of the impairment loss in the third quarter financial statements.

   Ricoh positions Production Printing business as growing business in the medium term. The business was negatively affected by the financial crisis in 2008, especially in the U.S. However, Ricoh is proceeding with enforcement of marketing function by global strategic cooperation with Heidelberger Druckmaschinen AG in Germany which was agreed upon last year in 2011, enlargement of product line up such as RICOH Pro C751, worldwide reorganization by establishment of Ricoh Production Print Solutions in the U.S. and Ricoh forecasts drastic profitability improvement of Production Printing business in the future.

                                                               January 31, 2012

                                                            Ricoh Company, Ltd.